Dale E. Short (310) 789-1259 dshort@troygould.com	File No. 03324-0002
November 22, 2013

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jeffrey P. Riedler, Assistant Director

Re:	Kindred Biosciences, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 13, 2013 File No. 333-192242

Ladies and Gentlemen:
By letter dated November 20, 2013, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Kindred Biosciences, Inc. (the “Company”) with comments on the Company’s pre-effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) submitted confidentially on November 13, 2013.
This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter dated November 20, 2013.
The Company has revised the Registration Statement in response to the Staff’s comments and concurrently is filing pre-effective Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). In addition to changes made in response to the Staff’s comments, the Amended Registration Statement contains some miscellaneous updates or changes to the information contained in the Registration Statement, none of which is material in the Company’s view.
To facilitate the Staff’s review of the Amended Registration Statement, we are providing supplementally with this letter a blacklined copy of the Registration Statement marked to show changes from the Registration Statement as originally submitted.

Securities and Exchange Commission
November 22, 2013

Use of Proceeds, page 31

1.
Please expand your disclosure to state the approximate amount of proceeds intended to be used for each product candidate by indication, and the stage of development of your product candidate that you expect to reach using the allocated proceeds.

COMPANY’S RESPONSE
The Company revised the disclosures on pages 7, 10 and 31 of the Amended Registration Statement in response to the Staff’s comment.
Business, page 53

2.
We note your graphic on page on page 55. We also note your disclosure on page 64 that you are developing SentiKin initially as a therapeutic to manage post-operative pain in dogs, cats and horses. Please provide us, with a view toward disclosure in the prospectus, the status of SentiKin for treatment of post-operative pain in cats and any considerations or decisions you have made about developing this treatment.

COMPANY’S RESPONSE
The Company revised the disclosure on page 65 of the Amended Registration Statement in response to the Staff’s comment.

3.
We note your disclosure on page 69 that you are negotiating a Protocol Concurrence with the FDA for the pivotal trial for SentiKin for post-operative pain in dogs, and also expect to develop SentiKin for post-operative pain in cats. Please clarify if you are developing SentiKin for treatment of horses.

COMPANY’S RESPONSE
The Company revised the disclosure on page 57 and 65 of the Amended Registration Statement in response to the Staff’s comment.
Leverage our current product pipeline in additional animal species, page 57

4.
Please expand your disclosure to clarify that your current primary focus is developing product candidates for dogs and cats. Alternatively, please expand your disclosure to state your current development plans for product candidates to treat horses. Additionally, please identify any other animal species for which you intend to develop product candidates to treat, or clarify that there is no additional species at this time.

COMPANY’S RESPONSE
The Company revised the disclosure on page 57 of the Amended Registration Statement in response to the Staff’s comment.
Security Ownership of Certain Beneficial Owners and Management, page 93

5.
We note that Oleg Nodelman and EcoR1 Capital Fund are listed as beneficial owners and that Mr. Nodelman has voting and investment power over the securities held by EcoR1 Capital Fund. Please expand the footnote disclosure to clarify the extent to which the same

Securities and Exchange Commission
November 22, 2013

shares are included multiple times in the table, e.g. do the shares reflected as owned by Mr. Nodelman include the shares owned by EcoR1 Capital Fund.
COMPANY’S RESPONSE
The Company revised the disclosure on page 89 of the Amended Registration Statement in response to the Staff’s comment.

6.	Comments to your application for confidential treatment will be delivered under separate cover.
COMPANY’S RESPONSE
The Company acknowledges the Staff’s comment.
* * *
If you have any questions regarding this response, please direct them to the undersigned.
Very truly yours,

/s/ Dale E. Short
Dale E. Short

Cc:    Vanessa Robertson
Jim Rosenberg
Matthew Jones
John Krug
Daniel Greenspan